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Exhibit 99.1

Second Quarter Report 2016

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

This Management's Discussion and Analysis ("MD&A") dated July 28, 2016 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2016 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2015 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2015 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's nine mines are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at June 30, 2016 of $7,024.2 million increased by $341.0 million compared with December 31, 2015 total assets of $6,683.2 million. Cash and cash equivalents increased by $343.8 million to $467.9 million between December 31, 2015 and June 30, 2016 primarily due to cash provided by operating activities of $375.2 million, the issuance of $350.0 million notes on June 30, 2016, $157.4 million proceeds on the exercise of stock options and $23.8 million proceeds from common shares issued, partially offset by $229.5 million in capital expenditures and property acquisitions and a $280.4 million net repayment of long-term debt during the first half of 2016. Inventories decreased to $438.7 million at June 30, 2016 compared with $462.0 million at December 31, 2015 primarily due to planned supplies drawdowns at the Meadowbank mine that were delivered during the 2015 summer barge shipping season. Available-for-sale securities increased from $31.9 million at December 31, 2015 to $85.6 million at June 30, 2016 due to $49.9 million in unrealized fair value gains and $5.6 million in new investments, partially offset by $1.8 million in disposals during the first six months of 2016. Property, plant and mine development decreased from $5,089.0 million at December 31, 2015 to $5,063.1 million at June 30, 2016 primarily due to amortization expense of $300.3 million, partially offset by capital expenditures and property acquisitions totaling $229.5 million during the first half of 2016.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

        Total liabilities increased to $2,644.9 million at June 30, 2016 from $2,542.2 million at December 31, 2015 primarily due to the issuance of $350.0 million guaranteed senior unsecured notes and an increase in reclamation provisions, partially offset by $280.4 million in net debt repayments during the first half of 2016. Agnico Eagle's reclamation provision increased by $54.4 million between December 31, 2015 and June 30, 2016 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at June 30, 2016. Agnico Eagle's net income taxes payable position of $14.0 million at December 31, 2015 was reduced during the first six months of 2016 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes payable position of $4.2 million at June 30, 2016.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $19.0 million, or $0.09 per share, in the second quarter of 2016 compared with net income of $10.1 million, or $0.05 per share, in the second quarter of 2015. Agnico Eagle reported adjusted net income of $35.0 million, or $0.16 per share, in the second quarter of 2016 compared with adjusted net income of $18.5 million, or $0.09 per share, in the second quarter of 2015. In the second quarter of 2016, the operating margin (revenues from mining operations less production costs) increased to $282.2 million from $246.5 million in the second quarter of 2015 primarily due to a 1.3% increase in gold production, a 3.1% decrease in production costs and a 6.0% increase in the average realized price of gold between periods. Gold production increased to 408,932 ounces in the second quarter of 2016 compared with 403,678 ounces in the second quarter of 2015 primarily due to higher gold grades at the LaRonde and Goldex mines and an increase in tonnes of ore milled at the Goldex and Canadian Malartic mines. Partially offsetting the overall increase in gold production between the second quarter of 2016 and the second quarter of 2015 was a 20.7% decrease in gold production at the Meadowbank mine primarily due to a decrease in tonnes of ore milled due to harder ore being processed from the Vault pit and a 17.6% lower gold grade between periods. Cash provided by operating activities amounted to $229.5 million in the second quarter of 2016 compared with $188.3 million in the second quarter of 2015. Total weighted average cash costs per ounce of gold produced amounted to $592 on a by-product basis and $663 on a co-product basis in the second quarter of 2016 compared with $601 on a by-product basis and $666 on a co-product basis in the second quarter of 2015.

        In the first six months of 2016, Agnico Eagle reported net income of $46.8 million, or $0.21 per share, compared with net income of $38.8 million, or $0.18 per share, in the first six months of 2015. Agnico Eagle reported adjusted net income of $60.7 million, or $0.27 per share, in the first half of 2016 compared with adjusted net income of $49.9 million, or $0.23 per share, in the first half of 2015. In the first half of 2016, operating margin (revenues from mining operations less production costs) increased to $528.8 million from $482.8 million in the first half of 2015 primarily due to a 1.5% increase in gold production, a 2.6% increase in the average realized price of gold and a 2.2% decrease in production costs between periods. Gold production increased to 820,268 ounces in the first six months of 2016 compared with 807,888 ounces in the first six months of 2015 primarily due to higher gold grades at the LaRonde mine and an increase in tonnes of ore milled at the LaRonde, Goldex, and Canadian Malartic mines. Partially offsetting the overall increase in gold production

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

between the first six months of 2016 and the first six months of 2015 was a 19.5% decrease in gold production at the Meadowbank mine primarily due to a 16.0% lower gold grade and a decrease in tonnes of ore milled. Cash provided by operating activities amounted to $375.2 million in the first six months of 2016 compared with $331.8 million in the first six months of 2015. Total weighted average cash costs per ounce of gold produced amounted to $582 on a by-product basis and $647 on a co-product basis in the first six months of 2016 compared with $595 on a by-product basis and $658 on a co-product basis in the first six months of 2015.

        The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2016 compared with the three and six months ended June 30, 2015:

(millions of United States dollars)	Three Months Ended June 30, 2016 vs. Three Months Ended June 30, 2015	Six Months Ended June 30, 2016 vs. Six Months Ended June 30, 2015
Increase in gold revenue	$27.6	$36.6
Increase in silver revenue	2.7	3.6
Decrease in net copper revenue	(3.0)	(4.5)
Increase (decrease) in net zinc revenue	0.3	(1.2)
Decrease in production costs due to weaker Canadian dollar and Mexican peso	16.8	36.5
Increase in production costs	(8.6)	(25.0)
Increase in exploration and corporate development expenses	(7.5)	(19.2)
Decrease (increase) in amortization of property, plant and mine development	2.9	(6.8)
Increase in general and administrative expenses	(0.8)	(0.4)
Change in impairment loss on available-for-sale securities	0.3	1.0
Decrease in finance costs	0.6	2.5
Change in (gain) loss on derivative financial instruments	(8.2)	10.0
Decrease in gain on sale of available-for-sale securities	(0.9)	(21.8)
Increase in environmental remediation costs	(0.9)	(5.6)
Change in non cash foreign currency translation	(0.7)	(19.2)
(Increase) decrease in income and mining taxes	(8.1)	20.5
Other	(3.6)	1.0

Total net income variance	$8.9	$8.0

Three Months Ended June 30, 2016 vs. Three Months Ended June 30, 2015

        Revenues from mining operations increased to $537.6 million in the second quarter of 2016 compared with $510.1 million in the second quarter of 2015 primarily due to a 6.0% increase in the average realized gold price between periods, as well as a 1.3% increase in gold production. Between the second quarter of 2015 and the second quarter of 2016, increases in tonnes of ore milled at the Goldex and Canadian Malartic mines, as well as increases in gold grade at the LaRonde and Kittila mines, resulted in an increase in gold production. This was partially offset by lower gold grade and production at the Meadowbank mine.

        Production costs were $255.4 million in the second quarter of 2016, a 3.1% decrease compared with $263.6 million in the second quarter of 2015 primarily due to the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar. Partially offsetting the total decrease in production costs between the second quarter of 2015 and the second quarter of 2016 was a $5.8 million increase in production costs at the Canadian Malartic mine due to a 9.4% increase in tonnes of ore milled between periods.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

        Weighted average total cash costs per ounce of gold produced decreased to $592 on a by-product basis and $663 on a co-product basis in the second quarter of 2016 compared with $601 on a by-product basis and $666 on a co-product basis in the second quarter of 2015 primarily due to increased gold production and the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar. Partially offsetting the overall decrease in weighted average total cash costs per ounce of gold produced on a by-product basis between the second quarter of 2015 and the second quarter of 2016 was decreased gold production at the Meadowbank mine. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $38.1 million in the second quarter of 2016 compared with $30.6 million in the second quarter of 2015 primarily due to exploration at the Amaruq project in Nunavut and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development decreased by $3.0 million to $154.7 million between the second quarter of 2015 and the second quarter of 2016 primarily due to a decrease in tonnes processed at the Meadowbank mine between periods.

        General and administrative expense increased to $24.3 million during the second quarter of 2016 compared with $23.6 million during the second quarter of 2015 primarily due to increased donation and promotion expenses.

        An impairment loss on certain available-for-sale securities of $0.3 million was recorded as at June 30, 2015 compared with nil as at June 30, 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A realized gain of $1.8 million was recorded on the sale of available-for-sale securities in the second quarter of 2016 compared with $2.7 million in the second quarter of 2015.

        During the second quarter of 2016, there was a non-cash foreign currency translation loss of $5.5 million attributable to a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at June 30, 2016 relative to March 31, 2016 on the Company's net monetary assets. A non-cash foreign currency translation loss of $4.8 million was recorded during the comparative second quarter of 2015.

        In the second quarter of 2016, the Company recorded income and mining taxes expense of $18.9 million on income before income and mining taxes of $37.9 million, resulting in an effective tax rate of 49.9%. In the second quarter of 2015, the Company recorded income and mining taxes expense of $10.8 million on income before income and mining taxes of $20.9 million, resulting in an effective tax rate of 51.8%. The decrease in the effective tax rate between the second quarter of 2015 and the second quarter of 2016 is due primarily to a decrease in taxable permanent differences and an offsetting increase in foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Six Months Ended June 30, 2016 vs. Six Months Ended June 30, 2015

        In the first six months of 2016, revenues from mining operations increased to $1,028.2 million from $993.7 million in the first six months of 2015 primarily due to a 2.6% increase in average realized gold price, a 1.5% increase in gold production and a 14.1% increase in silver production between periods. The increase in

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

gold production between the first six months of 2015 and the first six months of 2016 is primarily due to higher gold grade at the LaRonde and Goldex mines, partially offset by lower production at the Meadowbank mine due to lower gold grade.

        Production costs were $499.4 million in the first six months of 2016, a 2.2% decrease compared with $510.9 million in the first six months of 2015 due primarily to the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar. Partially offsetting the total decrease in production costs was a $7.3 million increase in production costs at the Kittila mine due to a 13.3% increase in tonnes of ore milled.

        Weighted average total cash costs per ounce of gold produced decreased to $582 on a by-product basis and $647 on a co-product basis in the first six months of 2016 compared with $595 on a by-product basis and $658 on a co-product basis in the first six months of 2015 due primarily to increased gold production and the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar. Partially offsetting the overall decrease in weighted average total cash costs per ounce of gold produced on a by-product basis between the first six months of 2015 and the first six months of 2016 was decreased gold production at the Meadowbank mine. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $66.5 million in the first six months of 2016 compared with $47.3 million in the first six months of 2015 due primarily to exploration at the Amaruq project in Nunavut and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $6.8 million to $300.3 million between the first six months of 2015 and the first six months of 2016 due primarily to an increase in tonnes processed at the Canadian Malartic mine between periods, partially offset by a decrease in tonnes processed at the Meadowbank mine between periods.

        General and administrative expense remained consistent at $49.2 million during the first six months of 2016 compared with $48.8 million during the first six months of 2015.

        Impairment losses on certain available-for-sale securities of nil were recorded in the first six months of 2016 compared with $1.0 million in the first six months of 2015. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A realized gain of $1.9 million was recorded on the sale of available-for-sale securities in the first six months of 2016 compared with $23.7 million in the first six months of 2015.

        During the first six months of 2016, there was a non-cash foreign currency translation loss of $12.3 million mainly attributable to a strengthening of the Canadian dollar and Euro versus the US dollar at June 30, 2016 relative to December 31, 2015 on the Company's net monetary liabilities. A non-cash foreign currency translation gain of $6.9 million was recorded during the comparative first six months of 2015.

        In the first six months of 2016, the Company recorded income and mining taxes expense of $18.3 million on income before income and mining taxes of $65.1 million, resulting in an effective tax rate of 28.1%. In the first six months of 2015, the Company recorded income and mining taxes expense of $38.8 million on income before income and mining taxes of $77.6 million, resulting in an effective tax rate of 50.0%. The decrease in the effective tax rate between the first six months of 2015 and the first six months of 2016 is due primarily to decrease in foreign exchange rate movements offset partially by an increase in taxable permanent differences.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

LaRonde mine

        At the LaRonde mine, gold production increased by 17.4% to 75,159 ounces in the second quarter of 2016 compared with 64,007 ounces in the second quarter of 2015 primarily due to higher gold grade. Production costs at the LaRonde mine were $40.5 million in the second quarter of 2016, a decrease of 10.3% compared with production costs of $45.1 million in the second quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased by 22.5% to 150,496 ounces in the first six months of 2016 compared with 122,900 ounces in the first six months of 2015 at the LaRonde mine, due primarily to higher gold grade. Production costs at the LaRonde mine were $86.4 million in the first six months of 2016, a decrease of 5.1% compared with production costs of $91.0 million in the first six months of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar, and higher costs during the first six months of 2015 due to temporary issues with the paste fill piping network.

Lapa mine

        At the Lapa mine, gold production increased by 12.7% to 21,914 ounces in the second quarter of 2016 compared with 19,450 ounces in the second quarter of 2015 primarily due to an increase in the tonnes of ore milled. Throughput in the 2015 period was lower because of downtime related to the discovery of fatigue cracks in the feed head of the Lapa ball mill. Production costs at the Lapa mine were $14.8 million in the second quarter of 2016, an increase of 8.3% compared with production costs of $13.7 million in the second quarter of 2015 driven primarily by increased mill throughput, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        Gold production decreased by 3.9% to 43,623 ounces in the first six months of 2016 compared with 45,370 ounces in the first six months of 2015 at the Lapa mine, due primarily to lower gold grade and decreased mill recoveries, partially offset by increased mill throughput. Production costs at the Lapa mine were $27.6 million in the first six months of 2016, comparable with production costs of $27.6 million in the first six months of 2015.

Goldex mine

        At the Goldex mine's M and E Zones, gold production increased by 18.9% to 31,452 ounces in the second quarter of 2016 compared with 26,462 ounces in the second quarter of 2015 primarily due to higher gold grade and increased mill throughput due to better underground hoisting performance and acceleration of the mining sequence compared to the 2015 period. Production costs at the Goldex mine's M and E Zones were $15.9 million in the second quarter of 2016, a decrease of 5.8% compared with production costs of $16.9 million in the second quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput.

        Gold production increased by 14.5% to 63,792 ounces in the first six months of 2016 compared with 55,712 ounces in the first six months of 2015 at the Goldex mine's M and E Zones, due primarily to increased mill throughput and higher gold grade. Production costs at the Goldex mine's M and E Zones were $31.7 million in the first six months of 2016, comparable with production costs of $31.8 million in the first six months of 2015.

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 20.7% to 72,402 ounces in the second quarter of 2016 compared with 91,276 ounces in the second quarter of 2015 primarily due to decreased mill throughput, lower grades, and lower recoveries. The decreased mill throughput was primarily due to harder ore being

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

processed from the Vault pit. Production costs at the Meadowbank mine were $54.8 million in the second quarter of 2016, a decrease of 18.1% compared with production costs of $66.9 million in the second quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

        Gold production decreased by 19.5% to 144,713 ounces in the first six months of 2016 compared with 179,799 ounces in the first six months of 2015 at the Meadowbank mine, due primarily to lower gold grade. Production costs at the Meadowbank mine were $107.0 million in the first six months of 2016, a decrease of 13.7% compared with production costs of $124.0 million in the first six months of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

Canadian Malartic mine

        Agnico Eagle and Yamana jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine in northwestern Quebec. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        At the Canadian Malartic mine, attributable gold production increased by 5.9% to 72,502 ounces in the second quarter of 2016 compared with 68,441 ounces in the second quarter of 2015 primarily due to increased mill throughput as a result of increased crusher performance and plant availability. Attributable production costs at the Canadian Malartic mine were $48.0 million in the second quarter of 2016, an increase of 13.7% compared with production costs of $42.2 million in the second quarter of 2015 driven primarily by the increased mill throughput, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        Attributable gold production increased by 7.2% to 146,115 ounces in the first six months of 2016 compared with 136,334 ounces in the first six months of 2015 primarily due to increased mill throughput. Attributable production costs at the Canadian Malartic mine were $88.8 million in the first six months of 2016, an increase of 6.5% compared with production costs of $83.4 million in the first six months of 2015 driven primarily by lower capitalization of stripping costs.

Kittila mine

        At the Kittila mine, gold production increased by 10.1% to 46,209 ounces in the second quarter of 2016 compared with 41,986 ounces in the second quarter of 2015 primarily due to increased recoveries and increased mill throughput from additional mine development leading to improved ore access and strong mining productivity. Production costs at the Kittila mine were $34.1 million in the second quarter of 2016, an increase of 10.7% compared with production costs of $30.8 million in the second quarter of 2015 driven primarily by increased mill throughput due to productivity improvements.

        Gold production increased by 8.9% to 94,336 ounces in the first six months of 2016 compared with 86,640 ounces in the first six months of 2015 at the Kittila mine due primarily to an increased mill throughput, partially offset by lower gold grade between periods. Production costs at the Kittila mine were $70.1 million in the first six months of 2016, an increase of 11.6% compared with production costs of $62.8 million in the first six months of 2015 driven primarily by increased mill throughput and higher than expected maintenance costs associated with a scheduled mill shutdown, as well as increased contractor costs.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 2.3% to 49,458 ounces in the second quarter of 2016 compared with 50,647 ounces in the second quarter of 2015 primarily due to decreases in mill throughput between periods. Production costs at the Pinos Altos mine were $28.8 million in the second quarter of 2016, a decrease of 3.3% compared with production costs of $29.8 million in the second quarter of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in mill throughput between periods.

        Gold production decreased by 3.2% to 97,575 ounces in the first six months of 2016 compared with 100,753 ounces in the first six months of 2015 at the Pinos Altos mine, due primarily to decreases in mill throughput and recoveries between periods. Production costs at the Pinos Altos mine were $52.7 million in the first six months of 2016, a decrease of 2.5% compared with production costs of $54.0 million in the first six months of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 20.6% to 12,398 ounces in the second quarter of 2016 compared with 15,606 ounces in the second quarter of 2015 primarily due to a decrease in ore stacked on the heap leach pad and a decrease in gold grade between periods. Production costs at the Creston Mascota deposit at Pinos Altos were $6.6 million in the second quarter of 2016, a decrease of 11.7% compared with production costs of $7.5 million in the second quarter of 2015 driven primarily by increased heap leach costs, partially offset by a weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 14.6% to 23,949 ounces in the first six months of 2016 compared with 28,054 ounces in the first six months of 2015 at the Creston Mascota deposit at Pinos Altos due primarily to a decrease in tonnes of ore stacked on the heap leach pad and a decrease in gold grade between periods. Production costs at the Creston Mascota deposit at Pinos Altos were $12.4 million in the first six months of 2016, a decrease of 5.4% compared with production costs of $13.1 million in the first six months of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods.

La India mine

        At the La India mine, gold production increased by 6.3% to 27,438 ounces in the second quarter of 2016 compared with 25,803 ounces in the second quarter of 2015 primarily due to an increase in tonnes of ore stacked on the heap leach pad as a result of additional low-grade ore being encountered in areas previously thought to contain waste, partially offset by lower gold grade between periods. Production costs at the La India mine were $12.0 million in the second quarter of 2016, an increase of 11.2% compared with production costs of $10.8 million in the second quarter of 2015 driven primarily by an increase in tonnes of ore stacked on the heap leach pad, partially offset by a weakening of the Mexican peso relative to the US dollar between periods.

        Gold production increased by 6.4% to 55,669 ounces in the first six months of 2016 compared with 52,326 ounces in the first six months of 2015 primarily due to an increase in tonnes of ore stacked on the heap leach pad and faster percolation rates from the new lifts on the phase 2 heap leach pad, partially offset by lower gold grade between periods. Production costs at the La India mine were $22.9 million in the first six months of 2016, a decrease of 1.5% compared with production costs of $23.3 million in the first six months of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar between periods, partially offset by an increase in tonnes of ore stacked on the heap leach pad.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

        On July 19, 2016, the La India mine experienced an armed robbery. Employees at La India are safe and normal operations resumed later that same day. The Company is cooperating with federal, state and local authorities who are actively investigating the incident. The Company understands that all losses and damages will be covered by insurance.

Liquidity and Capital Resources

        As at June 30, 2016, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $474.3 million compared with $132.3 million at December 31, 2015. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $781.4 million at June 30, 2016 compared with $517.9 million at December 31, 2015.

Operating Activities

        Cash provided by operating activities increased to $229.5 million in the second quarter of 2016 compared with $188.3 million in the second quarter of 2015. Operating cash flows increased due to a 6.0% increase in the average realized price of gold, a 1.3% increase in gold production, and a 3.1% decrease in production costs between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 24.4% increase in exploration and corporate development expenses between periods.

        Cash provided by operating activities increased by $43.4 million to $375.2 million in the first six months of 2016 compared with $331.8 million in the first six months of 2015 due primarily to a 2.6% increase in the average realized price of gold, a 1.5% increase in gold production, a 2.2% decrease in production costs and more favourable working capital changes between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 40.7% increase in exploration and corporate development expenses between periods.

Investing Activities

        Cash used in investing activities increased to $122.7 million in the second quarter of 2016 compared with $104.5 million in the second quarter of 2015 primarily due to a $11.7 million decrease in net proceeds from the sale of available-for-sale securities and other investments along with a $11.8 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to increased development expenditures incurred in the second quarter of 2016 at the Meliadine project and the Goldex and Canadian Malartic mines.

        In the second quarter of 2016, the Company purchased $0.3 million in available-for-sale securities and other investments compared with $14.2 million in the second quarter of 2015. In the second quarter of 2016, the Company received net proceeds of $7.0 million from the sale of available-for-sale securities and other investments compared with $18.6 million in the second quarter of 2015. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $230.2 million in the first six months of 2016 compared with $158.4 million in the first six months of 2015 due primarily to a $29.6 million increase in capital expenditures and a $49.0 million decrease in net proceeds from the sale of available-for-sale securities and other investments between periods. The increase in capital expenditures between periods is mainly attributable to significant

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

construction expenditures incurred in the first six months of 2016 related to the Meliadine project and the Goldex and Canadian Malartic mines.

        In the first six months of 2016, the Company purchased $9.8 million in available-for-sale securities and other investments compared with $19.4 million in the first six months of 2015. In the first six months of 2016, the Company received net proceeds of $7.3 million from the sale of available-for-sale securities and other investments compared with $56.3 million in the first six months of 2015.

        On March 16, 2016, the Company subscribed for 11,680,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.53 per Belo Sun common share, for total cash consideration of C$6.2 million. Upon closing the transaction, the Company held approximately 19.95% of the issued and outstanding common shares of Belo Sun. On March 21, 2016, Belo Sun issued an additional 11,000,000 common shares in a private placement which diluted the Company's share ownership to 19.4%.

Financing Activities

        Cash provided by financing activities increased to $199.5 million in the second quarter of 2016 compared with cash used in financing activities of $64.5 million in the second quarter of 2015 primarily due to the issuance of $350.0 million notes on June 30, 2016 and an $88.3 million increase in proceeds on employee stock option plan exercises, partially offset by a $174.3 million increase in the net repayment of long-term debt between periods.

        Cash provided by financing activities of $197.9 million in the first six months of 2016 compared with cash used in financing activities of $187.7 million in the first six months of 2015 is primarily due to the issuance of $350.0 million notes on June 30, 2016 and a $144.5 million increase in proceeds on employee stock option plan exercises, partially offset by a $129.3 million increase in the net repayment of long-term debt between periods.

        The Company issued common shares for gross proceeds of $95.6 million in the second quarter of 2016 and $7.3 million in the second quarter of 2015 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Gross proceeds from the issuance of common shares amounted to $181.3 million in the first six months of 2016 and $17.9 million in the first six months of 2015.

        On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes"), which, on issuance, had a weighted average maturity of 9.43 years and a weighted average yield of 4.77%. Proceeds from the 2016 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at June 30, 2016, $19.0 million had been drawn under the Third LC Facility.

        On April 28, 2016, Agnico Eagle declared a quarterly cash dividend of $0.08 per common share paid on June 15, 2016 to holders of record of the common shares of the Company on June 1, 2016. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2016, the Company paid dividends of $15.4 million consistent with $14.4 million in the second quarter of 2015. In the first six months of 2016, the Company paid dividends of $30.2 million compared with $29.2 million in the first six months of 2015. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

        On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares are issued, the sale of tax deductions is deferred and presented in the accounts payable and accrued liabilities line item in the balance sheet because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. During the six months ended June 30, 2016, the liability was drawn down by C$2.3 million ($1.7 million) based on eligible expenditures incurred.

        On September 30, 2015, the Company amended its $1.2 billion Credit Facility, among other things, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. As at June 30, 2016, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at June 30, 2016. As at June 30, 2016, $1,198.9 million was available for future drawdown under the Credit Facility.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by guarantees issued by Export Development Canada under a contract insurance bonding program agreement (the "EDC Facility") in favour of the lender. As at June 30, 2016, $75.3 million had been drawn under the Second LC Facility.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). The amount available under the First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2016, $171.4 million had been drawn under the First LC Facility.

        In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations is as set out below:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with a remaining scheduled C$20.0 million repayment on June 30, 2017 and a 6.875% per annum interest rate. Scheduled repayments of C$55.0 million ($45.5 million) were made subsequent to the June 16, 2014 acquisition date, resulting in attributable outstanding principal of C$20.0 million ($15.4 million) as at June 30, 2016. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at June 30, 2016, the Company's attributable finance lease obligations were $9.6 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, Third LC Facility and the EDC Facility as at June 30, 2016. Canadian Malartic GP was in compliance with all covenants under the CMGP Loan as at June 30, 2016.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on cost and availability of financing and Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the second quarter of 2016 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2016	2015	2016	2015
Net income for the period	$18,990	$10,083	$46,778	$38,826
Impairment loss on available-for-sale securities	—	345	—	1,030
Gain on sale of available-for-sale securities	(1,799)	(2,675)	(1,918)	(23,724)
Foreign currency translation loss (gain)	5,517	4,779	12,287	(6,911)
Stock options expense	3,145	4,059	9,076	11,850
Mark-to-market loss (gain) on warrants	198	(789)	(410)	1,770
Loss (gain) on settlement of warrants	256	592	256	(9,072)
Mark-to-market (gain) loss on CMGP Convertible Debentures	—	(2,031)	—	2,416
Income and mining taxes adjustments	2,628	(1,828)	(8,564)	13,393
Other	6,056	5,925	3,203	20,292

Adjusted net income for the period	$34,991	$18,460	$60,708	$49,870

Net income per share — basic	$0.09	$0.05	$0.21	$0.18
Net income per share — diluted	$0.08	$0.05	$0.21	$0.18
Adjusted net income per share — basic	$0.16	$0.09	$0.27	$0.23
Adjusted net income per share — diluted	$0.16	$0.09	$0.27	$0.23

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
LaRonde mine	$40,500	$45,133	$86,354	$90,999
Lapa mine	14,791	13,656	27,575	27,641
Goldex mine	15,937	16,913	31,669	31,780
Meadowbank mine	54,761	66,888	106,971	123,983
Canadian Malartic mine(i)	47,974	42,185	88,788	83,371
Kittila mine	34,055	30,777	70,082	62,776
Pinos Altos mine	28,794	29,768	52,650	53,979
Creston Mascota deposit at Pinos Altos	6,623	7,501	12,404	13,107
La India mine	12,001	10,791	22,916	23,256

Production costs per the interim condensed consolidated statements of income and comprehensive income	$255,436	$263,612	$499,409	$510,892

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$40,500	$45,133	$86,354	$90,999
Adjustments:
Inventory and other adjustments(iv)	12,658	6,786	17,277	13,464

Cash operating costs (co-product basis)	$53,158	$51,919	$103,631	$104,463
By-product metal revenues	(12,369)	(12,701)	(23,015)	(23,835)

Cash operating costs (by-product basis)	$40,789	$39,218	$80,616	$80,628
Gold production (ounces)	75,159	64,007	150,496	122,900
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$707	$811	$689	$850

By-product basis	$543	$613	$536	$656

LaRonde Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016		Three Months Ended June 30, 2015		Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
Production costs		$40,500		$45,133		$86,354		$90,999
Inventory and other adjustments(v)		6,136		854		3,779		1,719

Minesite operating costs		$46,636		$45,987		$90,133		$92,718
Minesite operating costs (thousands of C$)	C$	60,288	C$	56,474	C$	119,516	C$	114,263
Tonnes of ore milled (thousands of tonnes)		569		568		1,147		1,126

Minesite costs per tonne (C$)(iii)	C$	106	C$	99	C$	104	C$	101

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$14,791	$13,656	$27,575	$27,641
Adjustments:
Inventory and other adjustments(iv)	(375)	(459)	1,352	290

Cash operating costs (co-product basis)	$14,416	$13,197	$28,927	$27,931
By-product metal revenues	(4)	(1)	(17)	(18)

Cash operating costs (by-product basis)	$14,412	$13,196	$28,910	$27,913
Gold production (ounces)	21,914	19,450	43,623	45,370
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$658	$679	$663	$616

By-product basis	$658	$678	$663	$615

Lapa Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016		Three Months Ended June 30, 2015		Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
Production costs		$14,791		$13,656		$27,575		$27,641
Inventory and other adjustments(v)		(386)		(658)		1,174		(109)

Minesite operating costs		$14,405		$12,998		$28,749		$27,532
Minesite operating costs (thousands of C$)	C$	18,627	C$	15,919	C$	38,108	C$	33,996
Tonnes of ore milled (thousands of tonnes)		161		126		322		278

Minesite costs per tonne (C$)(iii)	C$	116	C$	126	C$	118	C$	122

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$15,937	$16,913	$31,669	$31,780
Adjustments:
Inventory and other adjustments(iv)	211	(163)	835	810

Cash operating costs (co-product basis)	$16,148	$16,750	$32,504	$32,590
By-product metal revenues	(2)	(5)	(8)	(13)

Cash operating costs (by-product basis)	$16,146	$16,745	$32,496	$32,577
Gold production (ounces)	31,452	26,462	63,792	55,712
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$513	$633	$510	$585

By-product basis	$513	$633	$509	$585

Goldex Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016		Three Months Ended June 30, 2015		Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
Production costs		$15,937		$16,913		$31,669		$31,780
Inventory and other adjustments(v)		281		(328)		632		432

Minesite operating costs		$16,218		$16,585		$32,301		$32,212
Minesite operating costs (thousands of C$)	C$	21,108	C$	20,318	C$	42,814	C$	39,635
Tonnes of ore milled (thousands of tonnes)		658		604		1,294		1,171

Minesite costs per tonne (C$)(iii)	C$	32	C$	34	C$	33	C$	34

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$54,761	$66,888	$106,971	$123,983
Adjustments:
Inventory and other adjustments(iv)	3,474	(3,094)	8,920	(554)

Cash operating costs (co-product basis)	$58,235	$63,794	$115,891	$123,429
By-product metal revenues	(1,115)	(978)	(1,774)	(2,667)

Cash operating costs (by-product basis)	$57,120	$62,816	$114,117	$120,762
Gold production (ounces)	72,402	91,276	144,713	179,799
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$804	$699	$801	$686

By-product basis	$789	$688	$789	$672

Meadowbank Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016		Three Months Ended June 30, 2015		Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
Production costs		$54,761		$66,888		$106,971		$123,983
Inventory and other adjustments(v)		1,837		(3,768)		4,595		(2,074)

Minesite operating costs		$56,598		$63,120		$111,566		$121,909
Minesite operating costs (thousands of C$)	C$	72,454	C$	75,290	C$	145,512	C$	145,917
Tonnes of ore milled (thousands of tonnes)		993		1,019		1,939		2,010

Minesite costs per tonne (C$)(iii)	C$	73	C$	74	C$	75	C$	73

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$47,974	$42,185	$88,788	$83,371
Adjustments:
Inventory and other adjustments(iv)	(1,502)	688	(193)	3,554

Cash operating costs (co-product basis)	$46,472	$42,873	$88,595	$86,925
By-product metal revenues	(1,442)	(1,177)	(2,537)	(2,319)

Cash operating costs (by-product basis)	$45,030	$41,696	$86,058	$84,606
Gold production (ounces)	72,502	68,441	146,115	136,334
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$641	$626	$606	$638

By-product basis	$621	$609	$589	$621

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016		Three Months Ended June 30, 2015		Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
Production costs		$47,974		$42,185		$88,788		$83,371
Inventory and other adjustments(v)		(1,763)		48		(687)		1,733

Minesite operating costs		$46,211		$42,233		$88,101		$85,104
Minesite operating costs (thousands of C$)	C$	59,541	C$	51,937	C$	117,086	C$	105,126
Tonnes of ore milled (thousands of tonnes)		2,525		2,307		4,905		4,647

Minesite costs per tonne (C$)(iii)	C$	24	C$	23	C$	24	C$	23

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$34,055	$30,777	$70,082	$62,776
Adjustments:
Inventory and other adjustments(iv)	922	1,855	(102)	312

Cash operating costs (co-product basis)	$34,977	$32,632	$69,980	$63,088
By-product metal revenues	(32)	(38)	(79)	(73)

Cash operating costs (by-product basis)	$34,945	$32,594	$69,901	$63,015
Gold production (ounces)	46,209	41,986	94,336	86,640
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$757	$777	$742	$728

By-product basis	$756	$776	$741	$727

Kittila Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$34,055	$30,777	$70,082	$62,776
Inventory and other adjustments(v)	816	1,858	(381)	199

Minesite operating costs	$34,871	$32,635	$69,701	$62,975
Minesite operating costs (thousands of €)	€31,381	€28,296	€62,490	€55,010
Tonnes of ore milled (thousands of tonnes)	389	379	821	725

Minesite costs per tonne (€)(iii)	€81	€75	€76	€76

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$28,794	$29,768	$52,650	$53,979
Adjustments:
Inventory and other adjustments(iv)	16	(892)	1,651	2,353

Cash operating costs (co-product basis)	$28,810	$28,876	$54,301	$56,332
By-product metal revenues	(11,577)	(9,404)	(20,549)	(18,978)

Cash operating costs (by-product basis)	$17,233	$19,472	$33,752	$37,354
Gold production (ounces)	49,458	50,647	97,575	100,753
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$583	$570	$557	$559

By-product basis	$348	$384	$346	$371

Pinos Altos Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$28,794	$29,768	$52,650	$53,979
Inventory and other adjustments(v)	(416)	(1,732)	880	948

Minesite operating costs	$28,378	$28,036	$53,530	$54,927
Tonnes of ore processed (thousands of tonnes)	605	648	1,107	1,231

Minesite costs per tonne (US$)(iii)	$47	$43	$48	$45

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$6,623	$7,501	$12,404	$13,107
Adjustments:
Inventory and other adjustments(iv)	92	(611)	402	(143)

Cash operating costs (co-product basis)	$6,715	$6,890	$12,806	$12,964
By-product metal revenues	(898)	(611)	(1,680)	(1,158)

Cash operating costs (by-product basis)	$5,817	$6,279	$11,126	$11,806
Gold production (ounces)	12,398	15,606	23,949	28,054
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$542	$441	$535	$462

By-product basis	$469	$402	$465	$421

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$6,623	$7,501	$12,404	$13,107
Inventory and other adjustments(v)	31	(691)	226	(292)

Minesite operating costs	$6,654	$6,810	$12,630	$12,815
Tonnes of ore processed (thousands of tonnes)	573	609	1,089	1,135

Minesite costs per tonne (US$)(iii)	$12	$11	$12	$11

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$12,001	$10,791	$22,916	$23,256
Adjustments:
Inventory and other adjustments(iv)	361	963	1,415	718

Cash operating costs (co-product basis)	$12,362	$11,754	$24,331	$23,974
By-product metal revenues	(1,907)	(1,179)	(3,703)	(2,311)

Cash operating costs (by-product basis)	$10,455	$10,575	$20,628	$21,663
Gold production (ounces)	27,438	25,803	55,669	52,326
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$451	$456	$437	$458

By-product basis	$381	$410	$371	$414

La India Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs	$12,001	$10,791	$22,916	$23,256
Inventory and other adjustments(v)	(1)	771	818	362

Minesite operating costs	$12,000	$11,562	$23,734	$23,618
Tonnes of ore processed (thousands of tonnes)	1,535	1,360	2,931	2,738

Minesite costs per tonne (US$)(iii)	$8	$9	$8	$9

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

  prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2016 and the three and six months ended June 30, 2015 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Production costs per the interim condensed consolidated statements of income and comprehensive income (thousands of United States dollars)	$255,436	$263,612	$499,409	$510,892

Gold production (ounces)	408,932	403,678	820,268	807,888

Production costs per ounce of gold production	$625	$653	$609	$632
Adjustments:
Inventory and other adjustments(i)	38	13	38	26

Total cash costs per ounce of gold produced (co-product basis)(ii)	$663	$666	$647	$658
By-product metal revenues	(71)	(65)	(65)	(63)

Total cash costs per ounce of gold produced (by-product basis)(ii)	$592	$601	$582	$595

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	193	203	177	177
General and administrative expenses (including stock options)	60	58	60	60
Non-cash reclamation provision and other	3	2	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$848	$864	$822	$835

By-product metal revenues	71	65	65	63

All-in sustaining costs per ounce of gold produced (co-product basis)	$919	$929	$887	$898

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2016

  by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Operating margin(i) by mine:
Northern Business
LaRonde mine	$54,985	$32,799	$103,039	$62,813
Lapa mine	14,437	11,351	25,243	26,038
Goldex mine	22,896	15,525	45,080	34,778
Meadowbank mine	34,733	49,600	68,062	96,177
Canadian Malartic mine(ii)	50,133	44,737	91,874	79,456
Kittila mine	22,079	16,145	46,165	43,560
Southern Business
Pinos Altos mine	48,392	44,538	84,212	79,190
Creston Mascota deposit at Pinos Altos	9,719	12,968	18,708	21,377
La India mine	24,818	18,834	46,367	39,424

Total operating margin(i)	282,192	246,497	528,750	482,813
Amortization of property, plant and mine development	154,658	157,615	300,289	293,512
Exploration, corporate and other	89,624	67,973	163,354	111,679

Income before income and mining taxes	37,910	20,909	65,107	77,622
Income and mining taxes expense	18,920	10,826	18,329	38,796

Net income for the period	$18,990	$10,083	$46,778	$38,826

Net income per share — basic (US$)	$0.09	$0.05	$0.21	$0.18
Net income per share — diluted (US$)	$0.08	$0.05	$0.21	$0.18
Cash flows:
Cash provided by operating activities	$229,456	$188,349	$375,160	$331,804
Cash used in investing activities	$(122,651)	$(104,476)	$(230,246)	$(158,368)
Cash provided by (used in) financing activities	$199,494	$(64,514)	$197,906	$(187,696)
Realized prices (US$):
Gold (per ounce)	$1,268	$1,196	$1,230	$1,199
Silver (per ounce)	$17.21	$16.41	$16.25	$16.68
Zinc (per tonne)	$1,852	$2,231	$1,704	$2,130
Copper (per tonne)	$4,714	$6,274	$4,506	$5,656

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	75,159	64,007	150,496	122,900
Lapa mine	21,914	19,450	43,623	45,370
Goldex mine	31,452	26,462	63,792	55,712
Meadowbank mine	72,402	91,276	144,713	179,799
Canadian Malartic mine(ii)	72,502	68,441	146,115	136,334
Kittila mine	46,209	41,986	94,336	86,640
Southern Business
Pinos Altos mine	49,458	50,647	97,575	100,753
Creston Mascota deposit at Pinos Altos	12,398	15,606	23,949	28,054
La India mine	27,438	25,803	55,669	52,326

Total gold (ounces)	408,932	403,678	820,268	807,888

Silver (thousands of ounces):
Northern Business
LaRonde mine	266	201	512	398
Lapa mine	1	1	4	1
Goldex mine	1	—	1	—
Meadowbank mine	66	57	109	153
Canadian Malartic mine(ii)	86	69	164	141
Kittila mine	2	2	5	5
Southern Business
Pinos Altos mine	633	576	1,220	1,139
Creston Mascota deposit at Pinos Altos	50	37	98	69
La India mine	105	72	222	141

Total silver (thousands of ounces)	1,210	1,015	2,335	2,047

Zinc (tonnes)	1,318	827	1,932	1,763
Copper (tonnes)	1,141	1,133	2,295	2,300

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	72,005	59,376	147,262	120,319
Lapa mine	22,911	20,771	42,747	44,268
Goldex mine	30,605	27,306	62,560	55,213
Meadowbank mine	70,021	96,870	141,610	181,649
Canadian Malartic mine(ii)(iv)	72,259	67,522	137,344	126,783
Kittila mine	44,580	39,385	95,305	88,386
Southern Business
Pinos Altos mine	52,287	54,402	95,511	95,835
Creston Mascota deposit at Pinos Altos	12,117	16,537	23,962	27,936
La India mine	27,748	23,803	53,913	50,701

Total gold (ounces)	404,533	405,972	800,214	791,090

Silver (thousands of ounces):
Northern Business
LaRonde mine	267	225	499	429
Lapa mine	—	—	1	—
Goldex mine	1	—	1	—
Meadowbank mine	66	59	109	157
Canadian Malartic mine(ii)(iv)	76	80	149	134
Kittila mine	2	2	5	5
Southern Business
Pinos Altos mine	647	616	1,177	1,062
Creston Mascota deposit at Pinos Altos	49	48	96	68
La India mine	123	76	210	139

Total silver (thousands of ounces):	1,231	1,106	2,247	1,994

Zinc (tonnes)	673	733	1,278	1,997
Copper (tonnes)	1,164	1,131	2,320	2,291
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$707	$811	$689	$850
Lapa mine	658	679	663	616
Goldex mine	513	633	510	585
Meadowbank mine	804	699	801	686
Canadian Malartic mine(ii)	641	626	606	638
Kittila mine	757	777	742	728
Southern Business
Pinos Altos mine	583	570	557	559
Creston Mascota deposit at Pinos Altos	542	441	535	462
La India mine	451	456	437	458

Weighted average total cash costs per ounce of gold produced	$663	$666	$647	$658

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$543	$613	$536	$656
Lapa mine	658	678	663	615
Goldex mine	513	633	509	585
Meadowbank mine	789	688	789	672
Canadian Malartic mine(ii)	621	609	589	621
Kittila mine	756	776	741	727
Southern Business
Pinos Altos mine	348	384	346	371
Creston Mascota deposit at Pinos Altos	469	402	465	421
La India mine	381	410	371	414

Weighted average total cash costs per ounce of gold produced	$592	$601	$582	$595

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
Operating margin(i):
Revenues from mining operations	$463,388	$503,090	$483,596	$510,109	$508,795	$482,932	$490,531	$537,628
Production costs	269,793	287,317	247,280	263,612	254,584	229,819	243,973	255,436

Total operating margin(i)	193,595	215,773	236,316	246,497	254,211	253,113	246,558	282,192
Operating margin(i) by mine:
Northern Business
LaRonde mine	14,696	33,535	30,015	32,799	32,443	50,667	48,055	54,985
Lapa mine	13,748	16,060	14,687	11,351	13,813	12,363	10,806	14,437
Goldex mine	17,237	20,693	19,253	15,525	20,681	17,108	22,184	22,896
Meadowbank mine	52,504	39,839	46,577	49,600	55,493	64,664	33,329	34,733
Canadian Malartic mine(ii)	33,224	39,092	34,718	44,737	44,293	38,059	41,740	50,133
Kittila mine	12,128	14,312	27,415	16,145	21,528	15,174	24,086	22,079
Southern Business
Pinos Altos mine	28,837	27,123	34,652	44,538	37,217	29,327	35,820	48,392
Creston Mascota deposit at Pinos Altos	8,032	8,392	8,409	12,968	8,898	9,919	8,989	9,719
La India mine	13,189	16,727	20,590	18,834	19,845	15,832	21,549	24,818

Total operating margin(i)	193,595	215,773	236,316	246,497	254,211	253,113	246,558	282,192
Amortization of property, plant and mine development	117,396	139,095	135,897	157,615	157,968	157,129	145,631	154,658
Exploration, corporate and other	69,884	74,390	43,706	67,973	110,258	76,963	73,730	89,624

Income (loss) before income and mining taxes	6,315	2,288	56,713	20,909	(14,015)	19,021	27,197	37,910
Income and mining taxes expense (recovery)	21,365	23,571	27,970	10,826	(15,309)	34,558	(591)	18,920

Net income (loss) for the period	$(15,050)	$(21,283)	$28,743	$10,083	$1,294	$(15,537)	$27,788	$18,990

Net income (loss) per share — basic (US$)	$(0.07)	$(0.10)	$0.13	$0.05	$0.01	$(0.07)	$0.13	$0.09
Net income (loss) per share — diluted (US$)	$(0.10)	$(0.12)	$0.13	$0.05	$0.01	$(0.07)	$0.13	$0.08
Cash flows:
Cash provided by operating activities	$71,244	$163,956	$143,455	$188,349	$143,687	$140,747	$145,704	$229,456
Cash used in investing activities	$(131,662)	$(123,126)	$(53,892)	$(104,476)	$(100,365)	$(115,786)	$(107,595)	$(122,651)
Cash provided by (used in) financing activities	$(35,943)	$(18,685)	$(123,182)	$(64,514)	$7,396	$(100,460)	$(1,588)	$199,494

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at June 30, 2016	As at December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$467,902	$124,150
Short-term investments	5,749	7,444
Restricted cash	676	685
Trade receivables (note 5)	5,443	7,714
Inventories (note 6)	438,726	461,976
Income taxes recoverable	8,887	817
Available-for-sale securities (notes 5 and 7)	85,581	31,863
Fair value of derivative financial instruments (notes 5 and 12)	2,454	87
Other current assets	181,342	194,689

Total current assets	1,196,760	829,425
Non-current assets:
Restricted cash	789	741
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,063,100	5,088,967
Other assets	66,737	67,238

Total assets	$7,024,195	$6,683,180

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$239,778	$243,786
Reclamation provision	10,347	6,245
Interest payable	13,898	14,526
Income taxes payable	13,113	14,852
Finance lease obligations	7,174	9,589
Current portion of long-term debt (note 9)	130,374	14,451
Fair value of derivative financial instruments (notes 5 and 12)	719	8,073

Total current liabilities	415,403	311,522

Non-current liabilities:
Long-term debt (note 9)	1,072,754	1,118,187
Reclamation provision	326,628	276,299
Deferred income and mining tax liabilities	797,319	802,114
Other liabilities	32,844	34,038

Total liabilities	2,644,948	2,542,160

EQUITY
Common shares (note 10):
Outstanding — 224,188,926 common shares issued, less 713,429 shares held in trust	4,926,048	4,707,940
Stock options (notes 10 and 11)	181,766	216,232
Contributed surplus	37,254	37,254
Deficit	(812,421)	(823,734)
Accumulated other comprehensive income	46,600	3,328

Total equity	4,379,247	4,141,020

Total liabilities and equity	$7,024,195	$6,683,180

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
REVENUES
Revenues from mining operations	$537,628	$510,109	$1,028,159	$993,705
COSTS, EXPENSES AND OTHER INCOME
Production(i)	255,436	263,612	499,409	510,892
Exploration and corporate development	38,100	30,616	66,485	47,267
Amortization of property, plant and mine development	154,658	157,615	300,289	293,512
General and administrative	24,337	23,572	49,160	48,793
Impairment loss on available-for-sale securities (note 7)	—	345	—	1,030
Finance costs	17,391	17,955	35,192	37,667
Gain on derivative financial instruments (note 12)	(670)	(8,836)	(10,291)	(260)
Gain on sale of available-for-sale securities (note 7)	(1,799)	(2,675)	(1,918)	(23,724)
Environmental remediation	840	(141)	5,933	288
Foreign currency translation loss (gain)	5,517	4,779	12,287	(6,911)
Other expenses	5,908	2,358	6,506	7,529

Income before income and mining taxes	37,910	20,909	65,107	77,622
Income and mining taxes expense	18,920	10,826	18,329	38,796

Net income for the period	$18,990	$10,083	$46,778	$38,826

Net income per share — basic (note 10)	$0.09	$0.05	$0.21	$0.18

Net income per share — diluted (note 10)	$0.08	$0.05	$0.21	$0.18

Cash dividends declared per common share	$0.08	$0.08	$0.16	$0.16

COMPREHENSIVE INCOME
Net income for the period	$18,990	$10,083	$46,778	$38,826

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	22,509	3,606	51,857	14,593
Reclassification to impairment loss on available-for-sale securities (note 7)	—	345	—	1,030
Reclassification to gain on sale of available-for-sale securities (note 7)	(1,799)	(2,675)	(1,918)	(23,724)
Income tax impact of reclassification items	240	323	256	3,036
Income tax impact of other comprehensive income (loss) items	(3,007)	(502)	(6,923)	(1,965)

	17,943	1,097	43,272	(7,030)

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(32)	(209)	(64)	(415)
Income tax impact	8	54	16	109

	(24)	(155)	(48)	(306)

Other comprehensive income (loss) for the period	17,919	942	43,224	(7,336)

Comprehensive income for the period	$36,909	$11,025	$90,002	$31,490

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Oustanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	38,826	—	38,826
Other comprehensive loss	—	—	—	—	(306)	(7,030)	(7,336)

Total comprehensive income (loss)	—	—	—	—	38,520	(7,030)	31,490

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	529,733	16,464	(3,506)	—	—	—	12,958
Stock options (notes 10 and 11)	—	—	12,205	—	—	—	12,205
Shares issued under incentive share purchase plan (note 11)	254,743	7,402	—	—	—	—	7,402
Shares issued under dividend reinvestment plan	170,507	5,050	—	—	—	—	5,050
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Shares issued for acquisition of Soltoro Ltd.	770,429	24,351	—	—	—	—	24,351
Shares issued to settle CMGP Convertible Debentures previously issued by Osisko	871,680	24,779	—	—	—	—	24,779
Dividends declared ($0.16 per share)	—	—	—	—	(34,211)	—	(34,211)
Restricted Share Unit plan and Long Term Incentive Plan ("LTIP") (note 11)	(259,537)	(6,186)	—	—	—	—	(6,186)

Balance June 30, 2015	217,032,986	$4,685,089	$209,529	$37,254	$(775,073)	$2,970	$4,159,769

Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	46,778	—	46,778
Other comprehensive income (loss)	—	—	—	—	(48)	43,272	43,224

Total comprehensive income	—	—	—	—	46,730	43,272	90,002

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	5,470,252	201,136	(43,709)	—	—	—	157,427
Stock options (notes 10 and 11)	—	—	9,243	—	—	—	9,243
Shares issued under incentive share purchase plan (note 11)	177,537	7,680	—	—	—	—	7,680
Shares issued under dividend reinvestment plan	137,900	5,235	—	—	—	—	5,235
Shares issued under flow-through share private placement (note 10)	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.16 per share)	—	—	—	—	(35,417)	—	(35,417)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan ("LTIP") (note 11)	(335,856)	(9,536)	—	—	—	—	(9,536)

Balance June 30, 2016	223,475,497	$4,926,048	$181,766	$37,254	$(812,421)	$46,600	$4,379,247

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income for the period	$18,990	$10,083	$46,778	$38,826
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	154,658	157,615	300,289	293,512
Deferred income and mining taxes	3,665	(13,680)	(13,321)	5,620
Gain on sale of available-for-sale securities (note 7)	(1,799)	(2,675)	(1,918)	(23,724)
Stock-based compensation (note 11)	7,860	8,131	17,646	19,849
Impairment loss on available-for-sale securities (note 7)	—	345	—	1,030
Foreign currency translation loss (gain)	5,517	4,779	12,287	(6,911)
Other	4,227	(11,403)	68	2,133
Adjustment for settlement of reclamation provision	(402)	(407)	(1,634)	(709)
Changes in non-cash working capital balances:
Trade receivables	198	22	2,271	(1,462)
Income taxes	3,915	13,043	(9,809)	(11,020)
Inventories	6,894	11,623	31,505	22,035
Other current assets	6,124	(18,186)	10,144	(23,023)
Accounts payable and accrued liabilities	28,539	36,435	(17,797)	15,853
Interest payable	(8,930)	(7,376)	(1,349)	(205)

Cash provided by operating activities	229,456	188,349	375,160	331,804

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(123,263)	(111,511)	(223,957)	(194,398)
Acquisitions, net of cash and cash equivalents acquired	(5,499)	(5,983)	(5,499)	(12,983)
Net (purchases) sales of short-term investments	(540)	(947)	1,695	(1,048)
Net proceeds from sale of available-for-sale securities and other investments (note 7)	6,979	18,643	7,278	56,311
Purchase of available-for-sale securities and other investments (note 7)	(327)	(14,158)	(9,772)	(19,433)
(Increase) decrease in restricted cash	(1)	9,480	9	13,183

Cash used in investing activities	(122,651)	(104,476)	(230,246)	(158,368)

FINANCING ACTIVITIES
Dividends paid	(15,352)	(14,423)	(30,198)	(29,198)
Repayment of finance lease obligations	(2,570)	(5,039)	(5,084)	(13,444)
Proceeds from long-term debt (note 9)	50,000	75,000	125,000	75,000
Repayment of long-term debt (note 9)	(275,374)	(126,086)	(405,374)	(226,086)
Notes issuance (note 9)	350,000	—	350,000	—
Long-term debt financing	(2,169)	—	(2,169)	—
Repurchase of common shares for stock-based compensation plans (note 11)	(632)	(1,257)	(15,527)	(11,899)
Proceeds on exercise of stock options (note 11)	93,003	4,735	157,427	12,958
Common shares issued (note 10)	2,588	2,556	23,831	4,973

Cash provided by (used in) financing activities	199,494	(64,514)	197,906	(187,696)

Effect of exchange rate changes on cash and cash equivalents	(1,143)	966	932	(4,946)

Net increase (decrease) in cash and cash equivalents during the period	305,156	20,325	343,752	(19,206)
Cash and cash equivalents, beginning of period	162,746	138,006	124,150	177,537

Cash and cash equivalents, end of period	$467,902	$158,331	$467,902	$158,331

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$24,540	$24,817	$33,420	$35,898

Income and mining taxes paid	$13,448	$151	$66,765	$38,098

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on July 28, 2016.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2015 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2015, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2016 and December 31, 2015 and the results of operations and cash flows for the three and six months ended June 30, 2016 and June 30, 2015.

    Operating results for the three and six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2016.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2015 annual audited consolidated financial statements. Management has evaluated all accounting policy pronouncements coming into effect during the six months ended June 30, 2016 and determined that none were applicable to the Company.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the six months ended June 30, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2016 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at June 30, 2016, the Company's long-term debt had a fair value of $1,372.6 million (December 31, 2015 — $1,226.5 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

5.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2016 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$5,443	$—	$5,443
Available-for-sale securities	80,338	5,243	—	85,581
Fair value of derivative financial instruments	—	2,454	—	2,454

Total financial assets	$80,338	$13,140	$—	$93,478

Financial liabilities:
Fair value of derivative financial instruments	$—	$719	$—	$719

Total financial liabilities	$—	$719	$—	$719

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as fair value through profit and loss.

6.     INVENTORIES

  During the three months ended June 30, 2016, impairment losses of nil (three months ended June 30, 2015 — $1.4 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the six months ended June 30, 2016, impairment losses of $3.1 million (six months ended June 30, 2015 — $1.4 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2016, the Company purchased certain available-for-sale securities totaling $0.2 million (three months ended June 30, 2015 — $14.2 million). During the six months ended June 30, 2016, the Company purchased certain available-for-sale securities totaling $5.6 million (six months ended June 30, 2015 — $19.4 million).

  During the three months ended June 30, 2016, the Company received net proceeds of $3.6 million (three months ended June 30, 2015 — $18.6 million) and recognized a gain before income taxes of $1.8 million (three months ended June 30, 2015 — $2.7 million) on the sale of certain available-for-sale securities. During the six months ended June 30, 2016, the Company received net proceeds of $3.9 million (six months ended June 30, 2015 — $49.7 million) and recognized a gain before income taxes of $1.9 million (six months ended June 30, 2015 — $23.7 million) on the sale of certain available-for-sale securities.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  During the three and six months ended June 30, 2016, the Company recorded an impairment loss of nil (three months ended June 30, 2015 — $0.3 million; six months ended June 30, 2015 — $1.0 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the six months ended June 30, 2016, $284.2 million of additions (year ended December 31, 2015 — $561.4 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2016 were approximately $1.1 million (year ended December 31, 2015 — $1.7 million) at a capitalization rate of 1.26% (year ended December 31, 2015 — 1.25%).

  Assets with a net book value of $4.7 million were disposed of by the Company during the six months ended June 30, 2016 (year ended December 31, 2015 — $8.1 million), resulting in a net loss on disposal of $3.8 million (year ended December 31, 2015 — $4.1 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  2016 Notes

  On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes") which, on issuance, had a weighted average maturity of 9.43 years and weighted average yield of 4.77%. Proceeds from the 2016 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

  The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.54%	6/30/2023
Series B	200,000	4.84%	6/30/2026
Series C	50,000	4.94%	6/30/2028

Total	$350,000

  Credit Facility and Loan Repayments

  On September 30, 2015, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. At June 30, 2016, the Credit Facility was fully repaid (December 31, 2015 — drawn down by $265.0 million). Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,198.9 million at June 30, 2016. During the six months ended June 30, 2016, Credit Facility drawdowns totaled $125.0 million and repayments totaled $390.0 million. During the six months ended June 30, 2015, Credit Facility drawdowns totaled $75.0 million and repayments totaled $200.0 million.

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included a secured loan facility. A scheduled repayment of C$20.0 million ($15.4 million) was made on June 30, 2016, resulting in attributable outstanding principal of C$20.0 million ($15.4 million) as at June 30, 2016.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income for the period	$18,990	$10,083	$46,778	$38,826

Weighted average number of common shares outstanding — basic (in thousands)	222,165	215,426	220,925	214,996
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	758	366	673	302
Add: Dilutive impact of employee stock options	2,246	930	1,970	888

Weighted average number of common shares outstanding — diluted (in thousands)	225,169	216,722	223,568	216,186

Net income per share — basic	$0.09	$0.05	$0.21	$0.18

Net income per share — diluted	$0.08	$0.05	$0.21	$0.18

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended June 30, 2016, nil (three months ended June 30, 2015 — 4,884,005) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2016, 1,249,525 (six months ended June 30, 2015 — 4,864,005) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

  Flow-through share private placement

  On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares were issued, the sale of tax deductions were deferred and are presented in the accounts payable and accrued liabilities line item in the condensed interim consolidated balance sheets because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce those expenses. During the six months ended June 30, 2016, the liability was drawn down by C$2.3 million ($1.7 million) based on eligible expenditures incurred.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	12,082,212	C$	43.65	11,913,210	C$	48.84
Granted	2,140,075		36.37	3,068,080		29.09
Exercised	(5,470,252)		37.78	(529,733)		29.88
Forfeited	(104,387)		39.92	(53,764)		45.34
Expired	(2,129,505)		76.46	(2,032,331)		57.01

Outstanding, end of period	6,518,143	C$	35.53	12,365,462	C$	43.43

Options exercisable, end of period	2,622,339	C$	40.99	7,762,445	C$	50.19

  The average share price of Agnico Eagle's common shares during the six months ended June 30, 2016 was C$51.69 (six months ended June 30, 2015 — C$38.16).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2016	2015
Risk-free interest rate	0.89%	1.50%
Expected life of stock options (in years)	2.5	2.7
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.33%	1.69%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended June 30, 2016 was $3.2 million (three months ended June 30, 2015 — $4.2 million) and $9.2 million for the six months ended June 30, 2016 (six months ended June 30, 2015 — $12.2 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended June 30, 2016 (three months ended June 30, 2015 — $0.1 million) and $0.2 million for the six months ended June 30, 2016 (six months ended June 30, 2015 — $0.4 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the six months ended June 30, 2016, 177,537 common shares were subscribed for under the ISPP (six months ended June 30, 2015 — 254,743) for a value of $7.7 million (six months ended June 30, 2015 — $7.4 million).

  The total compensation cost recognized during the three months ended June 30, 2016 was $1.3 million (three months ended June 30, 2015 — $1.3 million) and $2.6 million for the six months ended June 30, 2016 (six months ended June 30, 2015 — $2.5 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

11.   STOCK-BASED COMPENSATION (Continued)

  (c)
  Restricted Share Unit ("RSU") Plan

  During the six months ended June 30, 2016, 353,501 (six months ended June 30, 2015 — 423,822) RSUs were granted with a grant date fair value of $10.1 million (six months ended June 30, 2015 — $11.9 million). In the first six months of 2016, the Company funded the RSU plan by transferring $10.1 million (first six months of 2015 — $11.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $2.5 million for the three months ended June 30, 2016 (three months ended June 30, 2015 — $2.9 million) and $4.9 million for the six months ended June 30, 2016 (six months ended June 30, 2015 — $5.7 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

  (d)
  Performance Share Unit ("PSU") Plan

  Beginning in 2016, the Company adopted a PSU Plan for Senior Executives. PSUs are subject to vesting requirements based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

  During the six months ended June 30, 2016, 183,000 (six months ended June 30, 2015 — nil) PSUs were granted. In the first six months of 2016, the Company funded the PSU plan by transferring $5.3 million (first six months of 2015 — nil) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $0.7 million for the three months ended June 30, 2016 (three months ended June 30, 2015 — nil) and $1.1 million for six months ended June 30, 2016 (six months ended June 30, 2015 — nil). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at June 30, 2016, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2016, the zero cost collars related to $150.0 million of 2016 and 2017 expenditures and the Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2016 and 2015 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at June 30, 2016 or December 31, 2015. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at June 30, 2016 relating to 7.0 million gallons of heating oil (December 31, 2015 — 7.0 million gallons). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at June 30, 2016 and December 31, 2015, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Premiums realized on written foreign exchange call options	$(750)	$(697)	$(1,244)	$(1,362)
Realized loss (gain) on warrants	256	593	256	(9,071)
Unrealized loss (gain) on warrants(i)	199	(789)	(409)	1,770
Realized (gain) loss on currency and commodity derivatives	(991)	1,489	680	4,225
Unrealized loss (gain) on currency and commodity derivatives(i)	616	(9,432)	(9,574)	4,178

(Gain) on derivative financial instruments	$(670)	$(8,836)	$(10,291)	$(260)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

13.   SEGMENTED INFORMATION

Six Months Ended June 30, 2016:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$189,393	$(86,354)	$—	$103,039
Lapa mine	52,818	(27,575)	—	25,243
Goldex mine	76,749	(31,669)	—	45,080
Meadowbank mine	175,033	(106,971)	(17,796)	50,266
Canadian Malartic joint operation	180,662	(88,788)	(2,250)	89,624
Kittila mine	116,247	(70,082)	—	46,165

Total Northern Business	790,902	(411,439)	(20,046)	359,417

Southern Business:
Pinos Altos mine	136,862	(52,650)	—	84,212
Creston Mascota deposit at Pinos Altos	31,112	(12,404)	—	18,708
La India mine	69,283	(22,916)	—	46,367

Total Southern Business	237,257	(87,970)	—	149,287

Exploration	—	—	(46,439)	(46,439)

Segments totals	$1,028,159	$(499,409)	$(66,485)	$462,265

Total segments income				$462,265
Corporate and other:
Amortization of property, plant and mine development				(300,289)
General and administrative				(49,160)
Finance costs				(35,192)
Gain on derivative financial instruments				10,291
Gain on sale of available-for-sale securities				1,918
Environmental remediation				(5,933)
Foreign currency translation loss				(12,287)
Other expenses				(6,506)

Income before income and mining taxes				$65,107

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

13.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2015:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$153,812	$(90,999)	$—	$62,813
Lapa mine	53,679	(27,641)	—	26,038
Goldex mine	66,558	(31,780)	—	34,778
Meadowbank mine	220,160	(123,983)	—	96,177
Canadian Malartic joint operation	162,827	(83,371)	(2,628)	76,828
Kittila mine	106,336	(62,776)	—	43,560

Total Northern Business	763,372	(420,550)	(2,628)	340,194

Southern Business:
Pinos Altos mine	133,169	(53,979)	—	79,190
Creston Mascota deposit at Pinos Altos	34,484	(13,107)	—	21,377
La India mine	62,680	(23,256)	—	39,424

Total Southern Business	230,333	(90,342)	—	139,991

Exploration	—	—	(44,639)	(44,639)

Segments totals	$993,705	$(510,892)	$(47,267)	$435,546

Total segments income				$435,546
Corporate and other:
Amortization of property, plant and mine development				(293,512)
General and administrative				(48,793)
Impairment loss on available-for-sale securities				(1,030)
Finance costs				(37,667)
Gain on derivative financial instruments				260
Gain on sale of available-for-sale securities				23,724
Environmental remediation				(288)
Foreign currency translation gain				6,911
Other expenses				(7,529)

Income before income and mining taxes				$77,622

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2016

13.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	June 30, 2016	December 31, 2015
Northern Business:
LaRonde mine	$833,192	$834,881
Lapa mine	30,144	50,951
Goldex mine	226,753	201,257
Meadowbank mine	527,119	595,682
Canadian Malartic joint operation	1,986,927	2,012,648
Meliadine project	604,496	561,271
Kittila mine	962,099	933,362

Total Northern Business	5,170,730	5,190,052

Southern Business:
Pinos Altos mine	622,351	585,735
Creston Mascota deposit at Pinos Altos	69,478	70,670
La India mine	502,288	501,179

Total Southern Business	1,194,117	1,157,584

Exploration	203,928	199,606

Corporate and other	455,420	135,938

Total assets	$7,024,195	$6,683,180

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2016, the total amount of these guarantees was $282.6 million.

  As at June 30, 2016 the Company had $50.3 million of commitments related to capital expenditures.

15.   SUBSEQUENT EVENTS

  Dividends Declared

  On July 27, 2016, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.10 per common share (a total value of approximately $22.3 million), payable on September 15, 2016 to holders of record of the common shares of the Company on September 1, 2016.

  Purchase of Belo Sun Mining Corporation Common Shares

  On July 27, 2016, the Company completed the purchase of 14,922,760 common shares of Belo Sun Mining Corporation ("Belo Sun") pursuant to a previously announced underwritten public offering. The Company paid C$0.85 per Belo Sun common share, for total consideration of C$12.7 million. Upon the closing of the transaction, Agnico Eagle holds 89,102,760 common shares of Belo Sun, representing approximately 19.2% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.

QuickLinks

  Exhibit 99.1
Second Quarter Report 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2016
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2016